UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Duck Creek Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264120 106

(CUSIP Number)

Mark Babbe

Disco (Guernsey) Holdings L.P. Inc.

PO Box 656, East Wing, Trafalgar Court

Les Banques

St Peter Port, Guernsey GY1 3PP

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Disco (Guernsey) Holdings L.P. Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 72,138,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 43,282,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,138,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.2% (1) (see item 5)
14	Type of Reporting Person PN

(1)	Based on 130,687,830 Common Stock of the Issuer issued and outstanding as of August 18, 2020.

1	Names of Reporting Persons Disco (Guernsey) GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 72,138,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 43,282,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,138,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.2% (1) (see item 5)
14	Type of Reporting Person OO

(1)	Based on 130,687,830 Common Stock of the Issuer issued and outstanding as of August 18, 2020.

1	Names of Reporting Persons Apax VIII GP Co. Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 72,138,254 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 43,282,952 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,138,254 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.2 (1) (see item 5)
14	Type of Reporting Person OO

(2)	Based on 130,687,830 Common Stock of the Issuer issued and outstanding as of August 18, 2020.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Duck Creek Technologies, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 22 Boston Wharf Road, Floor 10, Boston, MA, 02210.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly pursuant to Rule 13d-1(a) under the Act on behalf of (i) Disco (Guernsey) Holdings L.P. Inc., (“Disco Holdings”) (ii) Disco (Guernsey) GP Co. Limited (“Disco GP”) and (iii) Apax VIII GP Co. Limited (“Apax VIII” and together with Disco Holdings and Disco GP, the “Reporting Persons”). The principal business of each of the Reporting Persons is to make and manage investments in various business organizations. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Disco GP and Apax VIII is attached as Schedule A to this Schedule 13D.

The principal business and office address of each of Disco Holdings and Disco GP is PO Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, GY1 3PP.

The principal business and office address of Apax VIII is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey, GY1 2HJ. Apax VIII is the majority shareholder of Disco GP, which is the general partner of Disco Holdings.

During the last five years, none of the Reporting Persons nor any the executive officers and directors of Disco GP and Apax VIII listed on Schedule A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the reorganization transactions (the “Reorganization Transactions”), as described in the Registration Statement on Form S-1 (File No. 333-240050) of the Issuer, in connection with the initial public offering (the “IPO”), the Reporting Persons contracted, directly and indirectly, to contribute their Class A Equity Units (the “Equity Units”) of Disco Topco Holdings (Cayman), L.P. (the “Partnership”), to the Issuer in exchange for 45,838,508 shares of Common Stock. The Issuer subsequently redeemed 2,555,556 shares of Common Stock from the Reporting Persons.

The Reporting Persons acquired the Equity Units in connection with the formation of the Partnership in 2016, and the Partnership’s acquisition of the business currently operated by the Issuer from Accenture LLP.

Item 4.	Purpose of Transaction

The response of the Reporting Persons to Item 3 hereof is incorporated herein by reference.

The shares are held for investment purposes. Other than the Reporting Persons’ relationships with Jason Wright and Roy Mackenzie, members of the Issuer’s board of directors, and as otherwise described herein, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D. The Reporting Persons intend to consider their investment in the Issuer in light of share price, alternative investment opportunities, internal capital allocations, taxes and other relevant considerations and may, at any time and from time to time, review or reconsider their position in light of those considerations, and/or change their purpose and/or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D, as of the date hereof are incorporated herein by reference.

Disco Holdings and Accenture (as defined below), as parties to the Stockholders Agreement (as defined below), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 55.2% of the 130,687,830 shares of Common Stock outstanding.

Disco GP, as the general partner of Disco Holdings, and Apax VIII, as the majority shareholder of Disco GP, may be deemed to beneficially own and share the power to vote the 72,138,255 shares of Common Stock, which represents 55.2% of the 130,687,830 shares of Common Stock outstanding.

(c) Except as disclosed in Items 3 and 4 of this Schedule 13D (which are incorporated herein by reference), none of the Reporting Persons nor, to its knowledge any person listed on Schedule A, effected any transaction in the Common Stock in the past 60 days.

(d) Under certain circumstances, the partners of the Reporting Persons could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons. The responses of the Reporting Persons to Item 2 and Item 5(a) and (b) of this Schedule 13D are incorporated herein by reference.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Items 2, 3 and 4 hereof are incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 28, 2020, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Second Amended and Restated Registration Rights Agreement

In connection with the Reorganization Transactions, the pre-IPO existing investors entered into a Second Amended and Restated Registration Rights Agreement, dated August 18, 2020, a copy of which is filed with this Schedule 13D as Exhibit 2, pursuant to which the Issuer has granted to Disco Holdings and Accenture plc, a public limited company incorporated under the laws of Ireland (“Accenture”), (each a “demand holder”) certain demand registration rights and piggyback registration rights with respect to the Common Stock that was acquired by Disco Holdings and Accenture in the Reorganization Transactions and certain other holders party thereto who hold registrable securities. Each demand holder will be limited to an aggregate of two demand registrations. All holders of registrable securities are entitled to request to participate in, or “piggyback” on, registrations of certain securities for sale by the Issuer at any time following a 180-day lockup period for the IPO (subject to certain exceptions).

The registration rights outlined above are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and the Issuer’s right to delay, suspend or withdraw a registration statement under specified circumstances. For example, the Issuer may delay the filing or effectiveness of any registration statement for an aggregate period of no more than 90 days in any calendar year if the Issuer determines, in good faith, that the filing or maintenance of a registration statement would, if not so deferred, materially and adversely affect a then proposed or pending significant business transaction, financial project, acquisition, merger or corporate reorganization. Additionally, in certain circumstances the Issuer may withdraw a registration statement upon request by the holder(s) of registrable securities.

2

Stockholders Agreement

In connection with the IPO, the Issuer, Disco Holdings, and Accenture entered into a Stockholders Agreement (the “Stockholders Agreement”), dated August 14, 2020, a copy of which is filed with this Schedule 13D as Exhibit 3. Pursuant to the Stockholders Agreement, the Issuer is required to take all necessary action to cause the Issuer’s board of directors to include individuals designated by Disco Holdings and Accenture pursuant to certain ownership thresholds. Disco Holdings and Accenture, individually, will be required to vote all of their shares, and take all other necessary actions, to cause the Issuer’s board of directors to include the individuals designated as directors by Disco Holdings and Accenture (as applicable).

At the current ownership levels, each of Disco Holdings and Accenture is entitled to designate two directors for election to the Issuer’s board of directors. Jason Wright and Roy Mackenzie currently serve on the Issuer’s board of directors as the initial designees of Disco Holdings; and Stuart Nicoll and Domingo Miron currently serve on the Issuer’s board of directors as the initial designees of Accenture.

Additionally, the Stockholders Agreement provides for certain consent rights for each of Disco Holdings and Accenture so long as such stockholder owns at least 5% of the outstanding equity securities of the Issuer that are not shares of Common Stock awarded under the Issuer’s 2020 Omnibus Equity Incentive plan or other incentive equity plan.

The Stockholders Agreement will terminate as it relates to each stockholder at such time as such stockholder ceases to own any equity securities of the Issuer, except for the rights that will survive cessation of ownership of equity securities, including the rights of Disco Holdings and Accenture under the Second Amended and Restated Registration Rights Agreement.

Lock-Up Agreement

Disco Holdings has entered into a lock-up agreement, a copy of which is filed with this Schedule 13D as Exhibit 4, with the IPO underwriters pursuant to which Disco Holdings, subject to certain exceptions, for a period of 180 days after the date of the IPO final prospectus may not, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, or publicly disclose the intention to undertake any of the foregoing.

3

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

1	Joint Filing Agreement, dated as of August 28, 2020, by and between Disco (Guernsey) Holdings L.P. Inc., Disco (Guernsey) GP Co. Limited and Apax VIII GP Co. Limited.

2	Stockholders Agreement, dated as of August 14, 2020, among the Issuer, Accenture and Disco (Guernsey) Holdings L.P. Inc. (Incorporated by reference to Exhibit 3.3 to the Issuer’s Form 8-K (File No. 001-39449) filed on August 20, 2020).

3	Second Amended and Restated Registration Rights Agreement, dated as of August 18, 2020, by and among the Issuer, Disco (Guernsey) Holdings L.P. Inc., Accenture and the other holders party thereto (Incorporated by reference to Exhibit 3.3 to the Issuer’s Form 8-K (File No. 001-39449) filed on August 20, 2020).

4	Lock-up Agreement, dated as of August 7, 2020, by Disco (Guernsey) Holdings L.P. Inc.

4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2020	Disco (Guernsey) Holdings L.P. Inc.

By: Disco (Guernsey) GP Co. Limited, its general partner

/s/ Mark Babbe
Name: Mark Babbe
Title: Authorized Signatory

Disco (Guernsey) GP Co. Limited

/s/ Mark Babbe
Name: Mark Babbe
Title: Authorized Signatory

Apax VIII GP Co. Limited

/s/Mark Despres
Name: Mark Despres
Title: Authorized Signatory of Apax Partners Guernsey Limited, the Company Secretary of Apax VIII GP Co. Limited

[Signature Page to Schedule 13D]

SCHEDULE A

Disco (Guernsey) GP Co. Limited
Name	Business Address	Principal Occupation or Employment	Citizenship
Independent Members of Board of Directors

Mark Babbe	PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port Guernsey GY1 3PP	Accountant	British

Gordon Purvis	PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port Guernsey GY1 3PP	Accountant	British

Dieudonne Sebahunde	1-3, Boulevard del Foire L-1528 Luxembourg	Accountant	Belgian

A-1

Apax VIII GP Co. Limited
Name	Business Address	Principal Occupation or Employment	Citizenship

Independent Members of Board of Directors

David Staples	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

Nicholas Kershaw	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

Martin Halusa	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	Austrian

Paul Meader	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Non-Executive Director	British

Corporate Executive Team

Andrew Guille	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	Investment Professional	British

Simon Cresswell	Third Floor, Royal Bank Place, 1 Glategny Esplanade St. Peter Port, Guernsey, GY1 2HJ	General Counsel	Australian

A-2